

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

<u>Via E-mail</u>
Mr. Martin Schneider
Principal Financial Officer
Superfund Office Building, P.O. Box 1479
Grand Anse, St. George's, Grenada
West Indies

>   **Re: Superfund Gold, L.P.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 0-53764**

Dear Mr. Schneider:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 9A. Controls and Procedures</u>

1. In future filings, please include in the controls and procedures disclosure of your periodic reports a statement that the CEO/CFO certifications are applicable with respect to each of the series individually as well as to the fund as a whole.

Financial Statements

(1) <u>Nature of Operations, page 40</u>

2. We note your disclosure regarding the sub-series including that the subseries are traded and managed the same way, with the exception of the degree of leverage. Please help us to better understand the nature of the sub-series, and how you manage them differently, including an explanation of what is meant by the previously referenced statement. In your response, please be sure to address how this disclosure varies from the disclosures in your Form S-1 filings which seemed to indicate that the differences between Series A-1 units and Series A-2 units, for example, was based upon different classes of investors and whether or not the investments would be subject to selling commissions. Additionally, your response should address whether there are other differences.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief